24-10067

03030938

SEP 9 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Living Enrichment Center Campus, LLC
(Exact name of issuer as specified in its charter)

An Oregon limited liability company
(State or other jurisdiction of incorporation or organization)

29500 SW Grahams Ferry Rd.
Wilsonville, Oregon 97070
(503) 682-5683
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

Mark A. von Bergen
Holland & Knight LLP
2300 US Bancorp Tower
111 SW Fifth Avenue
Portland, Oregon 97204

(Name, address, including zip code, and telephone number, including area code, of agent for service)

SIC 6500	14-1890561
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilsonville, State of Oregon, on September 8, 2003.

ISSUER:

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

By: LIVING ENRICHMENT MINISTRY,
an Oregon nonprofit corporation, its Manager

By: Rev Mary M Morrissey
Reverend Mary Manin Morrissey, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

Rev Mary M Morrissey
Reverend Mary Manin Morrissey,
President

Dated: September 8, 2003

LIVING ENRICHMENT CENTER CAMPUS, LLC,
an Oregon limited liability company

Reverend Scott Awbrey,
Vice President

Dated: September 8, 2003